wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

18 December 2007

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Dew 12/28

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 November 2007 and 17 December 2007 (inclusive)

- Share Purchases by Chairman
- Share Purchase by Chairman designate
- Notification of Major Interests in Shares
- Notification in relation to voting rights and capital

2. Documents filed with Registrar of Companies for Scotland

- Forms 88(2) – Return of allotments of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

None during the period.

RECEIVED

2007 DEC 27 P 3:10

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:02 19-Nov-07
Number	9588H

RNS Number:9588H
Wolfson Microelectronics PLC
19 November 2007

19 November 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 16 November 2007 of the following share purchase by John Carey who is Chairman of the Company:

On 16 November 2007, John Carey, Chairman, purchased 100,000 ordinary shares in the Company at 213 pence per share. Following the purchase, Mr Carey's total holding increased to 4,081,657 ordinary shares, representing 3.45% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:03 22-Nov-07
Number	2525I

RNS Number:2525I
Wolfson Microelectronics PLC
22 November 2007

22 November 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 21 November 2007 of the following share purchase by John Carey who is Chairman of the Company:

On 20 November 2007, John Carey, Chairman, purchased 100,000 ordinary shares in the Company at 203 pence per share. Following the purchase, Mr Carey's total holding increased to 4,181,657 ordinary shares, representing 3.54% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:01 23-Nov-07
Number	3489I

RNS Number:3489I
Wolfson Microelectronics PLC
23 November 2007

23 November 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman

Wolfson was notified on 22 November 2007 of the following share purchase by John Carey who is Chairman of the Company:

On 22 November 2007, John Carey, Chairman, purchased 100,000 ordinary shares in the Company at 209 pence per share. Following the purchase, Mr Carey's total holding increased to 4,281,657 ordinary shares, representing 3.62% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	09:27 27-Nov-07
Number	5582I

RNS Number:5582I
Wolfson Microelectronics PLC
27 November 2007

27 November 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Chairman Designate

Wolfson was notified on 26 November 2007 of the following share purchase by Michael Ruettgers, who will become a Director and Chairman of the Company on 1st January 2008:

On 21 November 2007, Mr Ruettgers purchased 100,000 ordinary shares in Wolfson at $4.23 per share (206 pence). Following this purchase his total holding in Wolfson amounts to 100,000, representing 0.08% of the issued share capital of the Company.
This notification is given in accordance with the DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Mark Cubitt, Finance Director 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	07:01 30-Nov-07
Number	8375I

RNS Number:8375I
Wolfson Microelectronics PLC
30 November 2007

Wolfson Microelectronics plc

30th November 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Wolfson Microelectronics plc

2. Name of shareholder having a major interest

Fidelity International Limited (FIL)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fidelity International Limited (FIL)

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class

Nil

7. Number of shares / amount of stock disposed

903,004

8. Percentage of issued class

0.76%

9. Class of security

Ordinary £0.001 each

10. Date of transaction

23rd November 2007

11. Date company informed

27th November 2007

12. Total holding following this notification

5,404,512

13. Total percentage holding of issued class following this notification

4.57%

14. Any additional information

....

15. Name of contact and telephone number for queries

Mark Cubitt, Finance Director...0131 272 7000

16. Name and signature of authorised company official responsible for making this notification

Mark Cubitt, Finance Director

Date of notification

30.11.2007

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	12:35 30-Nov-07
Number	8979I

RNS Number:8979I
Wolfson Microelectronics PLC
30 November 2007

Edinburgh, 30 November 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,260,271 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,260,271.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SC089839

Company name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	12	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,333	2,000	3,000
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any)paid or due on each share (including any share premium)	204.5p	173.25p	20p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

END